2007 ANNUAL REPORT



SILVERADO
GOLD MINES LTD.



SILVERADO
GOLD MINES LTD.


HARD AT WORK

LETTER FROM THE PRESIDENT

November 5, 2008

Silverado's thirty-six years of exploration and mining experience and expertise continue to allow the Company to operate in an environment of dramatic global economic pressures that have adversely impacted so many other junior mining companies.

Years of intensive work at Silverado's Nolan Creek (Alaska) gold and antimony project appears to be beginning to bear fruit, with potential discoveries at our Workman's Bench area. Gold drilling and underground bulk sampling, as disclosed in our recent News Releases (available at www.silverado.com under the heading 'News'), has delivered the expected results, with underground bulk samples yielding assays considerably higher than the drill results. Metallurgical work on an underground bulk sample has shown relative ease of antimony gold and waste separation by gravity and high recoveries in floatation tests.

An independent NI 43-101 Technical Report, disclosing the results of a preliminary feasibility study on the Nolan Creek property, is being prepared by Thomas Bundtzen, President of Pacific Rim Geological Consulting, Inc., of Fairbanks, Alaska, USA, and is expected to be complete by mid-December, 2008. Mr. Bundtzen is an AIPG Certified Professional Geologist with extensive mining experience in North America, Scandinavia and Russia. As grades are high, and all mine infrastructure and support (except the mill) are substantially complete and paid for, we believe that Nolan Creek is a promising project for the Company.

Preliminary work has identified three veins (A, B, and West) in the 70 ft. wide mineralized zone of Workman's Bench. The "A" vein is 980 ft. long - 355 ft. deep - 0.95 ft. wide, and has a grade of 31.52% antimony and 0.405 oz/ton gold. The "B" vein is 525 ft. long - 355 ft. deep - 0.65 ft. wide, and has a grade of 25.63% antimony and 0.480 oz/ton gold. The "West" vein is 900 ft. long - 225 ft. deep - 0.60 ft. wide, and has a grade of 12.80% antimony and 0.302 oz/ton gold. These three veins combined represent 42,412 tons of indicated resources containing 11,875 tons of antimony metal and 17,300 oz of gold.This indicated resource represents only a small portion of the mineralized zone, which is open to length and depth.

With all of these important and exciting events taking shape, Silverado may be positioned to commence hard rock mining as early as Q4 2009.

Our objective for the coming year is clear and well-defined. We plan to fully capitalize on our arduous and extensive work to date by continuing our drilling and feasibility analyses of the Nolan Creek project. Our yardsticks are ease of access to our property, a high-grade metal environment, and proximity to transport infrastructure and markets.

The Company is also encouraged by the recent focus of the United States Securities and Exchange Commission on strengthening investor protections against abusive "naked" short selling, a practice which the Company strongly believes has adversely affected the trading price of its common stock.

In regard to the Company's wholly owned subsidiary, Silverado Green Fuel Inc, research and bench-scale testing is continuing on low-rank coal through our sponsored graduate student fellowship at the Mineral Industry Research Lab at the University of Alaska Fairbanks. Dr. Warrack Willson, head of Silverado Green Fuel Inc's alternative fuel department, and Great Northern Engineering, established in 1982 as an electrical, mechanical and civil / structural engineering consulting firm that provides comprehensive and economical solutions for commercial and industrial clients, have developed a LRCWF production process economic assessment model. The model contains capital cost estimates and cash flow analyses for the design and installation of Low-Rank Coal-Water Fuel production facilities in the Beluga, AK, Powder River Basin, WY and MT, and Gulf States Lignite coal fields.

We take this opportunity to thank you for your support. We look forward to productive and rewarding years ahead for the Company and its Shareholders.

Garry L. Anselmo

President and CEO

SILVERADO SHAREHOLDERS VISIT NOLAN OPERATION

A September 12, 2008 visit to Silverado's Nolan Gold and Antimony Property was arranged at the request of four Silverado shareholders. The party included Lee Campbell, Phil Stevens, Gene Keck and Bob MacGuire, who represent members of the American Baking Association.




N97HA


HARD AT WORK

SILVERADO GOLD MINES LTD.

Silverado has committed over three decades of work to the exploration, development and test mining of gold properties throughout North America. In the mid-1980s, the Company decided to focus all of its efforts in Alaska. Since then it has sold approximately $20 Million USD of gold and silver bars and gold nuggets derived from test mining on its property holdings.

Silverado currently has three main Gold projects in Alaska: Nolan Creek Gold and Antimony, Ester Dome Gold and Eagle Creek Gold and Antimony.

Certain of the following information contained herein is qualified in its entirety by reference to the results of a preliminary feasibility study on the Nolan Creek Property, as contained in a NI 43-101 Technology Report being prepared by Thomas Bundtzen of Pacific Rim Geological Consulting Inc., and is expected to be completed by mid-December 2008. Silverado's disclosure documentation is available on EDGAR at www.sec.gov/edgar.shtml and on SEDAR at www.sedar.com.

NOLAN GOLD AND ANTIMONY PROJECT

Silverado owns a 100% interest in numerous mining claims on the Nolan Creek property, consisting of 219 unpatented Federal placer mining claims and 451 unpatented Federal lode mining claims, which are located 280 miles north of Fairbanks, Alaska in the historic Koyukuk Mining District. Access is by the Dalton highway 30 minutes past Coldfoot and then by 7 miles of well-maintained road to the 12 square mile property, or by air 1 hour and 15 minutes to Coldfoot and a 40 minute drive to the property.

Since the discovery of placer deposits in the Nolan Creek/Hammond River area in 1897, recorded gold recovery totals almost 200,000 ounces. The largest portion of this recovery stems from Nolan Creek and its tributaries and benches. Silverado has also optioned property that covers the adjoining Hammond River placer deposits, and potential lode sources.

OPERATIONS
Under Silverado's ownership since 1979, 23,153 ounces of placer gold were recovered from channel and bench deposits in the Nolan Valley through 2007. The largest nugget recovered to date weighed 41.5 ounces and was valued at US$16,000 by weight. It sold for US$50,000. Most nuggets recovered at Nolan Valley are suitable for jewelry.

Placer deposits at Nolan Creek can be found in frozen gravel beds, ancient channel deposits, some of which can be mined year round. Test mining can be carried out by underground methods during the coldest winter months, and by surface methods most of the year. In the summer months when the gravel has thawed, snow melt water is available for gold recovery by hydraulic sluicing.

The sluicing process uses only gravity and water within a closed circuit, ensuring that there is zero discharge to the environment. Lands disturbed by mining are fully reclaimed. Silverado operates under 11 combined federal and state permits.

NOLAN CREEK LODE - SEEKING THE SOURCE
While developing and test mining the Nolan Creek Placer Gold deposits, Silverado has collected information and conducted surveys directed to identifying the lode sources for the placer gold. These "lode" sources are the actual areas where gold forms within spaces in rocks and fissures, and forms zones of gold mineralization, and are being located by Silverado.

WORKMAN'S BENCH
Please consider the following information in connection with our resource estimates for Workman's Bench, which we are disclosing in accordance with applicable SEC standards and regulations:

Assumed Prices of US $750/oz for gold and US $1.65/lb for antimony.
Process Recovery Rates of 99% for antimony and 98% for gold (as provided by Hazen Research from work done on an underground bulk sample from the D tunnel of the Workman's Bench A vein).
Estimated Operating Costs of US $553/ton, based on operation of a 200 ton per day underground mine.

Mineral Resource Estimate for the Workman's Bench Gold (Au) and Antimony (Sb) Deposit
(effective November 3, 2008)
Please visit www.silverado.com for News Releases. This data has been extracted from a partially completed NI 43-101 Technical Report disclosing certain results from a Preliminary Feasiblility Study being prepared by Thomas Bundtzen, and is expected to be completed by mid December, 2008. These indicated resources represent the "A", and "B", and "West" veins within the 70 ft. wide mineralized Workman's Bench zone.

CATEGORY	CUT-OFF GRADE (% Sb)	QUANTITY (ton)	GRADE (% Sb)	METAL (ton Sb)	GRADE (oz/ton Au)	METAL (oz Au)
Indicated	4	42,412	28%	11,875	0.408	17,300

Rounding may result in some discrepancies.
No processing recovery factors have been applied to these resource figures.
The unit ton refers to short tons.


Workman's
Bench
Creek

Extracted from Map 2

MINERAL RESOURCE ESTIMATE

- **Preliminary work has identified three veins (A, B, and West) in the 70 ft. wide mineralized zone of Workman's Bench. The "A" vein is 980 ft. long - 355 ft. deep - 0.95 ft. wide, and has a grade of 31.52% antimony and 0.405 oz/ton gold. The "B" vein is 525 ft. long - 355 ft. deep - 0.65 ft. wide, and has a grade of 25.63% antimony and 0.480 oz/ton gold. The "West" vein is 900 ft. long - 225 ft. deep - 0.60 ft. wide, and has a grade of 12.80% antimony and 0.302 oz/ton gold. These three veins combined represent 42,412 tons of indicated resources containing 11,875 tons of antimony metal and 17,300 oz of gold.This indicated resource represents only a small portion of the mineralized zone, which is open to length and depth.**
- **The resource is highlighted in the longer of the two purple rectangular areas on Map 2, and the Map 2 extract on the left.**

NOLAN GOLD AND ANTIMONY PROJECT *...Continued...*

A cutoff grade of 4% antimony was used in our analysis. A 4% cutoff grade should be regarded as 4.0% antimony equivalent. No cutoff grade was used for gold, as antimony was the primary commodity being examined, and none of the resource polygons contained less than 0.05 oz/ton gold.

Mineral Resources that are not mineral reserves do not have demonstrated economic viability.

U.S. investors are cautioned that the term "indicated resources", as used herein, is recognized by NI 43-101 under Canadian regulations, but is not recognized by the SEC. U.S. investors are also cautioned not to assume that any part of an "indicated resource" will ever be converted into reserves.

The Workman's Bench, which adjoins Pringle Bench, is currently being developed as our prime target for gold and antimony resources.

Continued drilling is being conducted on the Workman's Bench portions of the Solomon's Shear Zone. A preliminary feasibility study is underway, and is expected to be completed by mid-December, 2008. The first set of metallurgical tests have yielded high gold and antimony recoveries.

A NI 43-101 Technical Report regarding the Nolan Creek property, disclosing the results of a Preliminary Feasibility Study, is being prepared by Thomas K. Bundtzen of Pacific Rim Geological Consulting Inc., and is expected to be completed by mid-December, 2008. Bundtzen's Report, which includes the 2007 and 2008 drill results, has confirmed an indicated mineral resource estimate (please see "Mineral Resource Estimate" on page 6, as well as above).

PRINGLE BENCH
There is a clear linkage between the Workman's Bench and Pringle Bench mineralized zones, both being part of the extensive Solomon Shear Zone. As of November 3, 2008, the combined Workman's Bench and Pringle Bench mineralized zone is confirmed as 70 ft - 300 ft wide and 1,600 ft long.

FORTRESS AND SADDLE ZONES
In 2007, Silverado identified two new zones, one with anomalous gold, and one with anomalous antimony mineralization on its Nolan Creek property. These zones, called the Fortress Zone and Saddle Zone, expose several outcropping northwest and northeast striking quartz-carbonate veins, respectively. One Fortress Zone vein contained gold mineralization with a grade of 0.24 troy ounces of gold per ton. The Saddle Zone exposes several outcropping northeast striking veins, one of which contains antimony mineralization assaying 28.09% antimony per ton.

SUMMARY
Silverado's discoveries made in the Solomon Shear Zone on its Nolan Creek property, indicate the presence of gold and antimony mineralized zones which may prove to be ore bodies.

The two different striking high grade gold-bearing vein systems that occur on Silverado's Nolan property, along with defined structural trends overlain by gold, antimony and arsenic in-soil anomalies, and its advanced Workman's Bench gold and antimony project, which has, by drilling and underground sampling, proved to contain a high grade gold and antimony system. All of these discoveries make the Nolan Creek property a most favorable area for the development of gold and antimony deposits.

Dr. Karsten Eden, Certified Professional Geologist and European Geologist, and Vice President Exploration of Silverado Gold Mines Inc., is the qualified person as defined by Canadian National Instrument 43-101 for Silverado, and has prepared this exploration summary.




MAP 1
Butte Mountain
Koyukuk River
Trans Alaska Pipeline
James Dalton Hwy
Steep Gulch
Gold Bottom Gulch
Lofty Gulch
Confederate Gulch
Union Gulch
Hammond River
Swift Creek
Cabin Pup
Buckeye Gulch
Slisco Bench
Vermont Creek
Midnight Dome
Drinking Cup Gulch
Fortress Saddle
Smith Creek Dome
Thompson Pup
Creek
Solomon Shear
Smith Creek
Fay
Archibald Creek
Nolan Road
Pringle Bench
Workman's Bench
Nolan Creek
Montana Mountain
Creek
Acme
Nolan Camp
Nutmeg Gulch
Wiseman Creek
Outline of Detailed Map

Nolan Creek Gold/Antimony Property

Legend

Gold-Quartz Vein System (not to scale), striking NW

Gold-Antimony-Quartz Vein System (not to scale), striking NE, Solomon Shear Trend

Gold bearing Gravels (Placer Gold)

Resistivity Low (Solomon Shear)

Boundary of Silverado Gold Mines Lode Claims (451 Unpatented Federal Lode Mining Claims)

Creek

Road

Pipeline

SILVERADO GOLD MINES LTD.

1 mile



SILVERADO GOLD MINES LTD.
Nolan Creek Gold/ Antimony Property
MAP 2
Legend
Road
Veins
Gold-Quartz Vein System (not to scale), striking NW, Fortress Formation
Gold-Antimony-Quartz Vein System (not to scale), striking NE, Solomon Shear Trend
Placer Gold Deposits
Placer Gold Deposit to be mined
Placer Gold Deposit mined by Silverado Gold Mines
Possible Migration Route of Placer Gold from Assumed Lode Source
Soil Geochemical Survey
Gold Anomaly
Antimony Anomaly
Arsenic Anomaly
Geophysical Survey
Interpreted Fault or Deformation Zone (VLF-EM Anomaly)
Resistivity Low (Solomon Shear)
Fortress
Saddle
Antimony
Detailed Map
Nolan Creek
Fay Creek
Archibald Creek
Smith Creek
Hillside
Workman's Bench
Nolan Creek
Nolan Camp
Exploration Tunnel (see map insert)
1 mile
E
N
S
W
Workman's Bench Exploration Tunnel, 1750 Level
0.56 oz Au/ton 68.06 % Sb
0.27 oz Au/ton 66.26 % Sb
0.78 oz Au/ton 60.87 % Sb
1.32 oz Au/ton 68.77 % Sb
Main Au-Sb-Qtz Vein
Portal
50 ft
0.70 oz Au/ton 58.02 % Sb

ENVIRONMENTAL POLICY STATEMENT
Silverado is committed to contributing to a prosperous economy through the sustainable development of natural resources while remaining protective of the health of its workers and the public, and the state of the natural environment, through wise stewardship of our land, air and water.


Silverado's Ester Dome Grant Mill

Operation of the Ester Dome Gold Project. *Operation suspended in 1997 pending future project planning by management. The pictures below represent the process that was employed at the Grant Mill during operation.*



1 High Grade Ore from Ester Dome Grant Mine
2 Silverado's Ester Dome Grant Mill
3 Gravity Recovery of Gold on Shaker Table
4 Gold Recovery Inside the Grant Mill
5 Doré Bar Containing 207 Troy Ounces of Gold from the Grant Mine

SILVERADO
GOLD MINES LTD.


HARD AT WORK

ESTER DOME GOLD PROJECT

From 1978 to present, Silverado Gold Mines Ltd. acquired property, and explored gold deposits on the Grant Mine Property and other areas of the Ester Dome Project, located 10 miles northwest of Fairbanks, Alaska.

During several periods during the 1980s, Silverado and joint venture partners test mined the O'Dea Vein at the Grant Mine with underground mining, and the Ethel-Elmes and Silver Dollar Deposits with surface mining. Total production was 11,411 oz of gold, and 8,838 oz of silver, from about 110,000 tons of ore.

From 1990 to 1992, Silverado completed 45,167 feet of drilling plus related surface surveys on the Ester Dome Project. Surface surveying, trenching and drilling from 1994 to 1997 was conducted on the St. Paul Shear Zone, resulting in the disclosure of a large zone of gold mineralization, which is open to depth and length.

Silverado explored and test mined five areas of gold mineralization; four open cut and one underground. Silverado successfully poured and sold consistent sweet gold bullion bars. A part of the property has been drilled to very limited depths on gold mineralized zones which are open to depth and length.

Several projects have been proposed over the past ten years. In the meantime, annual assessment work is conducted to keep the mining claims in good standing. However, for the time being, Silverado has determined that it is appropriate to expend its funds, for the foreseeable future, on the Nolan Creek Gold and Antimony Project, as management of Silverado considers that it presents the best opportunity to initiate steady cash returns. ▢



EAGLE CREEK GOLD AND ANTIMONY PROJECT

The Eagle Creek Property is located 10 miles north of Fairbanks, Alaska, and 12 miles northeast of the Ester Dome Project.

Historically, Eagle Creek was Alaska's second largest antimony producer. In the mid 1970s, Silverado built a 100 ton per day (TPD) gravity plant and processed the old mine dumps, successfully selling all antimony ore produced.

In addition to the high-grade gold bearing quartz veins found on Silverado's large Eagle Creek property, Silverado, in 2006, identified what appeared to be a gold mineralized pluton which is a granitic or igneous (fire formed) rock located on the claims above the placer gold Treasure Creek portion of the property.

Annual assessment work is conducted on the property to keep the mining claims in good standing. Drilling, trenching and geotechnical surveying has defined an intrusive host rock thought to be a sill, containing low grade gold, silver and antimony mineralization on the northwest part of the claim block, and has, as well, indicated other targets for the potential discovery of gold and antimony deposits. No further work is presently planned for this property.

The current Mineral Resources estimate relating to our Ester Dome project is contained in a NI 43-101 Technical Report entitled *"Ester Dome Mineral Resource Estimation and Eagle Creek Exploration Results Fairbanks Mining District, Alaska, July 30, 2008"*, which is available on SEDAR at www.sedar.com, and on EDGAR at www.edgar.com, and on Silverado's website at www.silverado.com, and was prepared for Silverado by:

Thomas K. Bundtzen, AIPG Certified Professional Geologist
Pacific Rim Geological Consulting Inc.


Your Children. Our Domestic Energy Security and Supply.

SILVERADO
GREEN FUEL INC.

Subsidiary of SILVERADO GOLD MINES LTD.

SILVERADO GREEN FUEL PROJECT

We commenced development of a low-rank coal-water fuel business in 2000. Our determination to enter into this business was based on a decision to broaden our business beyond mineral exploration and production. This division of our business is operated by our wholly-owned subsidiary, Silverado Green Fuel Inc., under the supervision of Dr. Warrack Willson, Vice-President of Fuel Technology.

Low-rank coal-water fuel ("LRCWF" or "Green Fuel") is a low-cost, non-toxic, non-hazardous alternative to oil fuels used in commercial boilers for the production of electricity and industrial heat. As a liquid fuel, Green Fuel enjoys all of the benefits of liquid handling and storage, but it is made from coal, America's most abundant fossil energy resource. This fuel is produced by the fine grinding of low-rank coal, and subsequent hydrothermal treatment ("HT") of the finely-ground coal particles. HT is an advanced technology which irreversibly removes most of the inherent moisture from low-rank coal and allows the formulation of commercially-viable LRCWFs. We believe that demand for the Green Fuel and its production and utilization technology exists because of the high cost of oil and the desire for economical alternatives to oil that are environmentally friendly.

The Company recently completed an independent financial analysis and determined that construction of a commercial production facility would be economically viable. However, proceeding with the construction of such a facility will be dependent on several factors including: (i) determining the size and location of the facility, (ii) acquiring land and transportation infrastructure, (iii) obtaining necessary permitting, (iv) obtaining a long term supply agreement for coal, and (v) obtaining sufficient financing. In the meantime, the Company has been performing bench-scale testing on Mississippi lignite coal, which should provide the Company with additional data that may result in the Company deciding to pursue the proposed building of a commercial facility.

Our Green Fuel business is still in the start-up phase of operations and no revenues have been achieved to date. We do not anticipate that revenues from this technology will be achieved until commercialization of the technology has been established.





PLAN OF OPERATION

Our plan of operation for fiscal year 2008, as disclosed in our Annual Report on Form 10-KSB, filed with the SEC on February 28, 2008, was as follows:

The Nolan Gold Project

We are continuing our exploration program on the Nolan Gold Project. The objective of this exploration program is to continue with tunneling into the Workman's Bench mineralized zone to intersect the 80 foot wide zone that contains gold bearing antimony-quartz veins. The Company intends to collect a bulk sample from the mineralized zone for metallurgical test work. The underground exposure of the mineralized zone will play an important key role for the Company in obtaining a better understanding of the nature of the structurally controlled gold and antimony mineralization in the Solomon Shear Zone. This will significantly support Silverado's exploration strategy. The underground work will continue until the end of January, 2008.

Reclamation work will be in progress throughout the summer and into fall. Our objective will be to reclaim 10 acres of disturbed surface area, while limiting 2008 surface disturbance to 5 acres or less. We work closely with the government agencies responsible for managing the lands that we work, and pride ourselves in being responsive and responsible stewards of the land.

Our drilling program will be aimed at lode gold and antimony exploration, and placer gold exploration. Lode drilling will focus on Pringle Bench, Workman's Bench and the Hillside along the Solomon's Shear trend, and is designed to provide a better three dimensional understanding of the mineralized sections of the structure and how it is related to the placer gold deposits of the Nolan Creek area. Further exploration drilling will be conducted in the Fortress area which is part of a gold bearing east-west trending deformation zone. Placer drilling will focus on a series of targets on the hillside benches. Our exploration work will provide a basis for the assessment of the feasibility of future additional exploration activities, including test mining activities, at the Nolan Gold Project.

Our exploration plans are to further define gold deposits in order to provide a basis for the assessment of the feasibility of future additional test mining activities at the Nolan project. We are currently undertaking an extensive geological exploration program on the Nolan Gold Project. The program includes drilling and trenching, as well as the review of geological and geophysical data. The overall objectives of our exploration program are as follows:

1. To identify surface or sub-surface placer deposits at our Nolan Gold Project that are prospective for test mining operations. In general, these deposits are located on benches that are ancient river beds and lakeshore deposits located above the present channel of Nolan Creek. These deposits include Mary's Bench, Jack London Bench, Wooll Bench, Workman's Bench, Swede Channel, Upper Nolan Creek (deep channel), Lower Nolan Bench and Mary's East including areas adjoining to the north, east and south. The objectives of our drilling program will include the determination of the nature and extent of areas of known bench deposits that are prospects for test mining operations and the identification of new bench deposits that may be prospects for test mining operations. Mary's Bench East and areas adjoining north, east and south as well as, the Swede Channel and the areas adjoining to the east and south, in that order, are our exploration priorities as they have showed the most positive results from earlier exploration that we have completed. Wooll Bench and Workman's Bench have been less extensively explored with only limited

drilling. The Lower Nolan Bench has not been drilled. The newly discovered Jack London Bench may also be a priority target during fiscal 2008.

2. To determine whether there is a potential lode gold and antimony deposit which may be the source of the placer gold found on the Nolan Gold Project. A lode deposit of gold occurs when gold is present in its host rock as differentiated from placer gold which is gold that has been removed from its host rock by the process of erosion. Our reverse circulation and diamond core drilling, trenching, geologic and geophysical work will be part of our on-going investigations to determine whether there exist one or more lode deposits on the Nolan Gold project that could be the source of our placer gold deposits.

3. To identify any placer deposits at Slisco Bench, which is located on our Hammond River property that are prospective for test mining operations. The Slisco Bench (deep channel) deposit is approximately 3 to 4 miles northeast of the Nolan Deep Channel.

We have been working on interpreting the geology of the Nolan area since 1979, when we first acquired the project. Our latest and most extensive exploration program began in early 2007 and was directed at improving our placer deposit definition and discovering potential lode sources of the placer gold. Our exploration geologists and mining engineers have worked to move this objective forward. Our exploration efforts have included the analysis of geophysical data, geochemical sampling results, company records and analysis provided by government mineral investigation efforts and publications as well as the trenching and exploration drilling of target areas.

We plan to spend up to $5,000,000 in the next twelve months in carrying out our exploration activities for the Nolan Gold Project. Of this amount, we anticipate approximately $3,000,000 will be spent on test mining activities, with the balance being spent on maintaining our properties, and other exploration activities, including placer drilling, and lode drilling and trenching on the Solomons Shear. The actual amount that we spend on exploration will depend on the actual amount of funds that we have available for exploration. We are presently seeking sufficient financing to enable us to proceed with these plans and will require additional financing if we are able to proceed with our exploration plans, including our ongoing underground test mining activities. Further, while the amount of exploration expenditures may be off-set by any recoveries from sales of gold that we may achieve from test mining activities, we anticipate that these recoveries will not exceed our costs of exploration. However, at this time we are achieving recoveries from sales of gold.

Our plan of operations at the Nolan Gold Project will be continually evaluated and modified as exploration and gold recovery results become available. Modifications to our plans will be based on many factors, including: results of exploration, assessment of data, weather conditions, exploration costs, the price of gold and available capital. Further, the extent of our exploration programs that we undertake will be dependent upon the amount of financing available to us.

We do not have any commercially viable reserves on any of our properties that comprise the Nolan Gold Project or any of our other properties. We plan to carry out exploration activities on the Nolan Gold Project that are referred to as "test mining activities". The objective of the test mining activities on the Nolan Gold Project is to expand our knowledge of the placer deposits and lode gold occurrences on the Nolan Gold Project and to develop a cost effective method for working the deposits. While the irregular high grade nature of these deposits may preclude attainment of "reserve" categories; management does believe that we may be attaining profitability presently or soon, depending on the considerable increase of recovered gold this year anticipated over last. Profitability is the objective, while at the minimum we endeavor to pay for a portion of the expense associated with exploration of the Nolan Gold Project. As we have not established commercially viable reserves on the Nolan Gold Project, we anticipate that recoveries of gold from test mining activities may not be sufficient to pay for the full cost of exploration. There is no assurance that our test mining activities will result in a final evaluation that a commercially viable lode or placer mineral deposit exists on any of our mineral properties that comprise the Nolan Gold Project.

Ester Dome Property

During 2008, we plan to complete the closure of the Grant Mill Tailings Pond. This pond is filled to capacity, and will be capped and decommissioned after a final approval of the tailings pond closure plan is received from State of Alaska regulatory agencies. A meaningful exploration program may be completed during the summer months to explore for and identify small high-grade gold anomalies as well as larger low-grade gold anomalies.

Completing the 2008 exploration work plan will be contingent on available funding.

Hammond Property

The encouraging drill results to date, the potential of extending the Slisco Channel to the southeast plus the possibility of discovering gold bearing tributary channels, make this a prospect for additional discoveries. During the summer of 2008, a series of drill holes may be completed to explore for the extension of the Slisco Channel to the south. Presently, it has been traced for 1,800 feet. The drill program will also seek to define any gold bearing tributaries to the Slisco Channel.

This project will require additional funding for the Company. Even if funding is acquired, there is no assurance that a commercial gold bearing placer deposit will be developed. Even if a gold bearing deposit is developed, additional funding will be required to mine the deposit, and until a feasibility study is completed, there is no assurance that the deposit will be profitable to mine.

Eagle Creek Property

During 2008, annual assessment work will be completed on the Eagle Creek property to keep the mining claims in good standing. Assessment work will be focused on the northwest part of the claim block, where drilling and trenching has defined an intrusive host rock, thought to be a sill, containing low grade gold, silver and antimony mineralization. If funding permits, the Company will design a drilling program to further investigate the gold and by-product mineral distribution of the intrusive. Additional work which includes trenching and drilling will also be completed on the Number One. The Number One Vein was the lode quartz structure which has been mined commercially for antimony. A commercially viable economic mineral deposit has not been defined on the property, and there is no assurance that a commercially viable economic mineral deposit exists on the property.

Completing the 2008 work plan will be contingent on available funding. Even if funding becomes available, there is no assurance that a commercial gold-silver-antimony deposit will be profitable to mine.

Low-Rank Coal-Water Fuel Project

On December 18, 2006, Silverado Green Fuel Inc. announced the signing of a Memorandum of Understanding ("MOU") between Choctaw County, the Choctaw County Economic Development District, the Mississippi Development Authority ("MDA") and Silverado Green Fuel Inc. The MOU is an agreement to build the country's first Low-Rank Coal-Water fuel commercial demonstration plant at the Red Hills Ecoplex just outside of Ackerman, MS. The anticipated $26 million Silverado Green Fuel Demonstration Project will be located on a 14-acre site, and is being designed to utilize the state's vast supply of low-rank coal reserves by converting them into green fuel, a new form of coal-based, environmentally friendly, low-cost, alternative fuel.

During late May of 2007 Silverado environmental staff met in a "pre-permitting" meeting with representatives of the Mississippi Department of Environmental Quality ("MDEQ"). At that meeting all the various sections of MDEQ that would be involved in the permitting of the Green Fuel industrial process were present, representatives of these sections were assigned to our project, and the lead MDEQ regulator that will serve as our point-of-contact was designated.

As we await full funding of the project, preliminary work on aspects of the various permits involved will continue during fiscal 2008. The development of an Environmental Management System ("EMS") that was initiated in 2007 upon the signing of the MOU will also continue during fiscal 2008. Silverado has also agreed to fund a study by the University of Alaska Fairbanks of the chemical and physical characteristics of Mississippi lignite coal, and it is anticipated that that study will commence during fiscal 2008.

There is no assurance that any financing will be obtained from either government or private sources to fund this project. It is the case, however, that two divisions of the state of Mississippi government have agreed to begin funding the start-up of our demonstration facility subject to certain terms and conditions as outlined in the MOU.

We expect to spend approximately $171,500 to fund the research into lignite coal conversion in conjunction with the University of Fairbanks, Alaska, referred to above, and the preparation of a Phase I feasibility study and cost estimate for the Mississippi Commercial Low Rank Coal Water Fuel plant. In addition we expect to incur administration costs of approximately $150,000 relating to the Green Fuel project.

Cash Requirements and Additional Financings

At November 30, 2007, we had working capital of $1,759,774. During the first quarter of 2008 we raised $3,860,388 in additional share capital. Our plan of mining operations in Alaska anticipates that we will expend $6,550,000 during fiscal year 2008. In addition, we expect to spend $321,500 on research and development for the Green Fuel project and approximately $2,000,000 on administrative costs in the Company's Vancouver office.

Our management is confident that they will be able to raise additional capital during the second, third and fourth quarters of Fiscal 2008 to cover the resulting anticipated shortfall of approximately $3,250,000. However, there is no assurance that we will be able to raise the financing necessary to enable us to implement our business plan.

Planned operations as described above could be curtailed if funding were not available. In addition, as of the date of this filing gold, is trading above the spot price used to value the Company's inventory at November 30, 2007. Furthermore, historically, the Company has sold its gold inventory at a premium to the spot price. These benefits, although presently determinable, would serve to further reduce the anticipated shortfall.

CRITICAL ACCOUNTING POLICIES

Exploration Stage Company

The Securities and Exchange Commission's Exchange Act Guide 7 "Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations" requires that mining companies in the exploration stage should not refer to themselves as development stage companies in their financial statements, even though such companies should comply with Financial Accounting Board Statement No. 7, if applicable. We are an exploration stage company under the SEC's Guide 7 and accordingly, we have not been referred to as a development stage company in our financial statements. Accumulated results of operations are presented from December 1, 2001, the date we re-entered the exploration stage.

Mineral Claim Payments and Exploration Costs

We expense all costs related to the acquisition, maintenance and exploration of mineral claims in which we have secured exploration rights prior to establishment of proven and probable reserves. To date, we have not established the commercial feasibility of our exploration prospects, therefore, all costs are being expensed.

Asset Retirement Obligation

Effective December 1, 2002, we adopted SFAS 143, Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and normal use of the asset.

SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, we will recognize a gain or loss on settlement.

Stock Based Compensation

Effective November 1, 2002, we adopted the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation. Under the modified prospective method of adoption selected by us under the provisions of FASB Statement No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, compensation cost recognized in 2003 is the same as that which would have been recognized had the recognition provisions of Statement 123 been applied from its original effective date. Results for prior years have not been restated. The value of shares issued to non-employees for services is measured at the date the services are performed.

MARKET INFORMATION

Our common shares are quoted on the United States OTC Bulletin Board under the symbol "SLGLF," on the Berlin Stock Exchange under the symbol "SLGL," and on the Frankfurt Stock Exchange under the symbol "SLGL." The following table indicates the range of high and low bid information of our common shares for each quarter within the 2006 and 2007 fiscal years:

OTCBB			
	QUARTER ENDED	***HIGH BID***	***LOW BID***
	November 30, 2005	$0.07	$0.04
	February 28, 2006	$0.21	$0.05
	May 31, 2006	$0.17	$0.10
	August 31, 2006	$0.11	$0.06
	November 30, 2006	$0.08	$0.05
	February 28, 2007	$0.14	$0.06
	May 31, 2007	$0.16	$0.09
	August 31, 2007	$0.11	$0.06
	November 30, 2007	$0.09	$0.07
BERLIN			
	QUARTER ENDED	***HIGH BID***	***LOW BID***
	November 30, 2005	$0.06	$0.03
	February 28, 2006	$0.15	$0.04
	May 31, 2006	$0.13	$0.08
	August 31, 2006	$0.08	$0.04
	November 30, 2006	$0.06	$0.04
	February 28, 2007	$0.14	$0.06
	May 31, 2007	$0.16	$0.09
	August 31, 2007	$0.11	$0.06
	November 30, 2007	$0.09	$0.07
FRANKFURT			
	QUARTER ENDED	***HIGH BID***	***LOW BID***
	November 30, 2005	$0.06	$0.03
	February 28, 2006	$0.16	$0.04
	May 31, 2006	$0.13	$0.07
	August 31, 2006	$0.08	$0.05
	November 30, 2006	$0.16	$0.04
	February 28, 2007	$0.11	$0.05
	May 31, 2007	$0.12	$0.07
	August 31, 2007	$0.08	$0.04
	November 30, 2007	$0.07	$0.05

The source of the high and low bid information is the NASD OTC Bulletin Board. The market quotations provided reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions.

Holders

As at February 21, 2008 we had 926,270,430 common shares issued and outstanding that were held by approximately 4,000 registered holders.

Dividends

We have not declared any dividends on our common stock during the 2006 and 2007 fiscal years. We are restricted in our ability to pay dividends by limitations under British Columbia law relating to the sufficiency of profits from which dividends may be paid. In addition, our Articles (the equivalent of the Bylaws of a United States corporation) provide that no dividend shall be paid otherwise than out of funds or assets properly available for the payment of dividends, and the declaration by the directors as to the amount of such funds or assets available for dividends shall be conclusive.

SILVERADO GOLD MINES LTD.

(An Exploration Stage Company)

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

November 30, 2007 and 2006

(Stated in United States Dollars)

BERKOVITS & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Silverado Gold Mines Ltd.
(An Exploration Stage Company)

We have audited the accompanying consolidated balance sheets of Silverado Gold Mines Ltd. and Subsidiaries (An Exploration Stage Company) as of November 30, 2007 and 2006, and the related consolidated statements of operations and other comprehensive loss, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits. Our opinion on the consolidated statements of operations and other comprehensive loss, stockholders' equity, and cash flows for the period since recommencement of the exploration stage, December 1, 2001 to November 30, 2007 insofar as it relates to amounts for the prior periods through November 30, 2004 is based on the reports of other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Silverado Gold Mines Ltd. and Subsidiaries (An Exploration Stage Company) as of November 30, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Berkovits & Company, LLP

Fort Lauderdale, Florida
July 31, 2008

8211 WEST BROWARD BOULEVARD • SUITE 340 • FORT LAUDERDALE, FLORIDA 33324
(BROWARD) (954) 475-3199 • (800) 689-3521 • FAX (954) 472-2308 (DADE) (305) 944-9326 • FAX (305) 402-3103
E-MAIL: blcpa@bl-cpa.com

SILVERADO GOLD MINES LTD.
(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS
November 30, 2007 and 2006
(Stated in United States Dollars)

	2007	2006
ASSETS		
Current Assets		
Cash and cash equivalents	$ 1,073,457	$ 3,509,418
Gold inventory	2,347,946	511,629
Other receivables	294,505	9,972
Total Current Assets	3,715,908	4,031,019
Property, plant and equipment, net	2,158,379	1,053,533
Total Assets	$ 5,874,287	$ 5,084,552
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 210,404	$ 332,229
Mineral claims royalty payable	360,000	380,000
Payable to related party	1,214,717	359,834
Convertible debentures	140,000	140,000
Capital lease obligation, current portion	31,013	129,286
Total Current Liabilities	1,956,134	1,341,349
Asset retirement obligation	529,311	521,058
Capital lease obligations	-	247,129
Total Liabilities	2,485,445	2,109,536
STOCKHOLDERS' EQUITY		
Common stock		
Authorized: unlimited common shares with no par value		
Issued and outstanding:		
785,607,717 common shares (2006: 630,785,052)	89,374,641	82,538,598
Additional paid-in capital	1,200,408	466,314
Common stock to be issued	275,136	273,600
Accumulated deficit during exploration stage	(87,461,343)	(80,303,496)
Total Stockholders' Equity	3,388,842	2,975,016
Total Liabilities and Stockholders' Equity	$ 5,874,287	$ 5,084,552

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

SILVERADO GOLD MINES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE GAIN (LOSS)

for the years ended November 30, 2007 and 2006

(Stated in United States Dollars)

	Years ended November 30 2007	2006	Period Since Recommencement Of Exploration Stage December 1, 2001 To November 30, 2007
General and Administrative Expenses			
Accounting and audit	$ 106,298	$ 109,623	$ 389,935
Advertising and promotion	928,416	327,082	2,733,015
Consulting fees	1,157,569	1,223,060	6,763,859
Depreciation, accretion and impairment	255,264	226,587	2,225,511
Exploration expenses - net of gold proceeds of $1,169,509 (2006: $87,357) and inventory change of $1,836,317 (2006: nil)	1,241,181	3,252,320	13,120,861
Financing activities	50,000	-	302,003
Interest on convertible debentures	11,200	11,200	695807
Interest on capital lease obligations	16,518	43,187	317,294
Legal	175,758	264,169	711,415
Management services	1,367,652	1,028,335	4,318,506
Office	1,041,794	941,372	3,770,110
Other interest and bank charges	10,990	8,845	47,472
Reporting and investor relations	228,604	197,147	540,390
Research	34,313	129,698	769,690
Stock-based compensation	734,094	-	734,094
Transfer agent fees and mailing	59,443	60,688	211,480
Write-off of mineral claim expenditures	-	-	1,159,529
Write-down of property, plant and equipment	-	-	285,875
Total General and Administrative Expenses	7,419,094	7,823,313	39,096,846
Loss from Operations	(7,419,094)	(7,823,313)	(39,096,846)
Interest and other income	18,689	145,189	256,668
Cumulative effect of accounting change	-	-	(153,226)
Other comprehensive gain (loss)			
Gain (Loss) on foreign exchange	242,558	(4,878)	380,753
Comprehensive loss for the period	$ (7,157,847)	$ (7,683,002)	$ (38,612,651)
Net loss per share	$ (0.01)	$ (0.01)	
Basic and diluted weighted average number of common shares outstanding	700,523,325	532,400,802	

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

SILVERADO GOLD MINES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

for the years from December 1, 2001 to November 30, 2007

(Stated in United States Dollars)

	Number of Common Shares	Common Shares - Amount	Common Stock to be Issued	Additional Paid in Capital	Deferred Compensation	Accumulated Deficit during Exploration Stage	Total
Balance, November 30, 2001	42,423,988	$ 47,056,285	$ -	$ -	$ -	$ (48,904,944)	$ (1,848,659)
Shares issued:							
For options exercised							
January 2002 @ $0.15 per share	3,700,000	555,000	-	-	-	-	555,000
April 2002 @ $0.11 per share	2,000,000	220,000	-	-	-	-	220,000
May 2002 @ $0.125 per share	1,200,000	150,000	-	-	-	-	150,000
For warrants exercised							
March 2002 @ $0.05 per share	5,300,000	265,000	-	-	-	-	265,000
April 2002 @ $0.08 per share	2,000,000	160,000	-	-	-	-	160,000
July 2002 @ $0.35 per share	1,800,000	630,000	-	-	-	-	630,000
July 2002 @ $0.20 per share	2,000,000	400,000	-	-	-	-	400,000
August 2002 @ $0.10 per share	5,150,000	515,000	-	-	-	-	515,000
For consulting fees							
February 2002 @ $0.11 per share	1,091,667	120,084	-	-	-	-	120,084
April 2002 @ $0.12 per share	350,000	42,000	-	-	-	-	42,000
May 2002 @ $0.13 per share	308,333	40,083	-	-	-	-	40,083
May 2002 @ $0.15 per share	391,667	60,000	-	-	-	-	60,000
February 2002 @ $0.18 per share	350,000	63,000	-	-	-	-	63,000
June 2002 @ $0.23 per share	308,333	70,917	-	-	-	-	70,917
August 2002 @ $0.34 per share	300,000	102,000	-	-	-	-	102,000
August 2002 @ $0.35 per share	41,667	14,583	-	-	-	-	14,583
June 2002 @ $0.38 per share	41,667	14,583	-	-	-	-	14,583
July 2002 @ $0.39 per share	83,333	32,500	-	-	-	-	32,500
October 2002 @ $0.40 per share	41,667	16,667	-	-	-	-	16,667
November 2002 @ $0.41 per share	268,333	109,217	-	-	-	-	109,217
September 2002 @ $0.43 per share	925,005	397,752	-	-	-	-	397,752
October 2002 @ $0.44 per share	50,000	22,000	-	-	-	-	22,000
September 2002 @ $0.46 per share	41,667	19,167	-	-	-	-	19,167
September 2002 @ $0.48 per share	100,000	48,000	-	-	-	-	48,000
November 2002 @ $0.60 per share	99,996	59,998	-	-	-	-	59,998
For private placements, net of commissions							
December 2002 @ $0.04 per share	2,500,000	100,000	-	-	-	-	100,000
February 2002 @ $0.05 per share	5,300,000	265,000	-	-	-	-	265,000
April 2002 @ $0.09 per share	2,000,000	180,000	-	-	-	-	180,000
May 2002 @ $0.10 per share	2,000,000	200,000	-	-	-	-	200,000
June 2002 @ $0.15 per share	4,000,000	600,000	-	-	-	-	600,000
July 2002 @ $0.26 per share	250,000	65,000	-	-	-	-	65,000
July 2002 @ $0.30 per share	1,200,000	360,000	-	-	-	-	360,000
September 2002 @ $0.38 per share	400,000	152,000	-	-	-	-	152,000
November 2002 @ $0.32 per share	3,125,000	1,000,000	-	-	-	-	1,000,000
In lieu of payment for debentures							
December 2002 @ $0.10 per share	1,628,971	162,897	-	-	-	-	162,897
June 2002 @ $0.11 per share	1,437,520	158,127	-	-	-	-	158,127
March 2002 @ $0.13 per share	1,234,710	160,512	-	-	-	-	160,512
September 2002 @ $0.37 per share	2,643,107	984,391	-	-	-	-	984,391
Subscriptions received	-	-	268,613	-	-	-	268,613
Stock option granted	-	-	-	292,320	(164,213)	-	128,107
Net loss for the year	-	-	-	-	-	(6,965,911)	(6,965,911)
Balance, November 30, 2002	98,086,631	55,571,763	268,613	292,320	(164,213)	(55,870,855)	97,628
Shares issued:							
For private placements (net)							
December 2002 @ $0.50 per share	5,500,000	2,750,000	-	-	-	-	2,750,000
January 2003 @ $0.55 per share	909,091	500,000	-	-	-	-	500,000
April 2003 @ $0.33 per share	3,525,582	1,163,400	-	-	-	-	1,163,400
July 2003 @ $0.15 per share	1,666,667	250,000	-	-	-	-	250,000
August 2003 @ $0.10 per share	13,050,000	1,305,000	-	-	-	-	1,305,000
Commissions paid	-	(641,155)	-	-	-	-	(641,155)
For options exercised							
December 2002 @ $0.35 per share	200,000	70,000	-	-	-	-	70,000
For warrants exercised							
August 2003 @ $0.08 per share	10,864,539	884,121	-	-	-	-	884,121
July 2003 @ $0.12 per share	954,546	114,546	-	-	-	-	114,546
September 2003 @ $0.10 per share	3,459,086	345,908	-	-	-	-	345,908

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

SILVERADO GOLD MINES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

for the years from December 1, 2001 to November 30, 2007

(Stated in United States Dollars)

	Number of Common Shares	Common Shares - Amount	Common Stock to be Issued	Additional Paid in Capital	Deferred Compensation	Accumulated Deficit during Exploration Stage	Total
For consulting fees							
November 2003 @ $0.22 per share	2,511,668	554,085	(268,613)	-	-	-	285,472
In lieu of payment for debentures							
December 2002 @ $0.38 per share	372,818	141,671	-	-	-	-	141,671
April 2003 @ $0.18 per share	3,274,865	588,893	-	-	-	-	588,893
August 2003 @ $0.14 per share	913,551	127,897	-	-	-	-	127,897
November 2003 @ $0.46 per share	738,308	340,006	-	-	-	-	340,006
Subscriptions received	-	-	115,000	-	-	-	115,000
Amortization of stock-based compensation	-	-	-	-	129,397	-	129,397
Stock option granted	-	-	-	171,994	(42,896)	-	129,098
Net loss for the year	-	-	-	-	-	(8,519,169)	(8,519,169)
Balance, November 30, 2003	146,027,352	64,066,135	115,000	464,314	(77,712)	$ (64,390,024)	177,713
Shares issued:							
For private placements							
December 2003 @ $0.075 per share	1,533,894	115,000	(115,000)	-	-	-	-
February 2004 @ $0.075 per share	15,390,070	1,154,255	-	-	-	-	1,154,255
June 2004 @ $0.05 per share	21,666,667	1,083,334	-	-	-	-	1,083,334
September 2004 @ $0.04 per share	2,500,000	100,000	-	-	-	-	100,000
September 2004 @ $0.035 per share	2,857,143	100,000	-	-	-	-	100,000
October 2004 @ $0.06 per share	1,166,667	70,000	-	-	-	-	70,000
November 2004 @ $0.03 per share	10,000,000	300,000	-	-	-	-	300,000
Commissions paid	-	(357,690)	-	-	-	-	(357,690)
For warrants exercised							
January 2004 @ $0.075per share	8,876,597	665,745	-	-	-	-	665,745
November 2004 @ $0.03 per share	6,000,000	180,000	-	-	-	-	180,000
For consulting fees							
January 2004 @ $0.14 per share	495,000	69,300	-	-	-	-	69,300
April 2004 @ $0.09 per share	750,000	67,500	-	-	-	-	67,500
April 2004 @ $0.10 per share	50,000	5,000	-	-	-	-	5,000
April 2004 @ $0.137 per share	720,000	98,640	-	-	-	-	98,640
June 2004 @ $0.12 per share	410,000	49,200	-	-	-	-	49,200
August 2004 @ $0.07 per share	150,000	10,500	-	-	-	-	10,500
November 2004 @ $0.06 per share	1,516,667	91,000	-	-	-	-	91,000
November 2004 @ $0.06 per share	2,325,000	186,000	-	-	-	-	186,000
In lieu of payment for debentures							
December 2003 @ $0.11 per share	1,119,342	123,128	-	-	-	-	123,128
February 2004 @ $0.10 per share	559,915	55,992	-	-	-	-	55,992
June 2004 @ $0.067 per share	248,685	16,660	-	-	-	-	16,660
September 2004 @ $0.049 per share	86,588	4,243	-	-	-	-	4,243
Subscriptions received	-	-	70,000	-	-	-	70,000
Amortization of stock-based compensation		-	-	-	77,712	-	77,712
Stock-based compensation	-	-	-	2,000	-	-	2,000
Net loss for the year	-	-	-	-	-	(4,836,363)	(4,836,363)
Balance, November 30, 2004 (Restated)	224,449,587	68,253,942	70,000	466,314	-	(69,226,387)	(436,131)
Shares issued:							
For private placements							
December 2004 @ $0.032 per share	3,076,924	100,000	(70,000)	-	-	-	30,000
February 2005 @ $0.04 per share	562,500	22,500	-	-	-	-	22,500
October 2005 @ $0.0275 per share	5,454,546	150,000	-	-	-	-	150,000
November 2005 @ $0.02 per share	8,250,000	165,000	-	-	-	-	165,000
November 2005 @ $0.025 per share	8,000,000	200,000	-	-	-	-	200,000
November 2005 @ $0.03 per share	38,540,338	1,156,210	-	-	-	-	1,156,210
November 2005 @ $0.032 per share	56,335,379	1,267,546	-	-	-	-	1,267,546
Commissions paid	-	(325,363)	-	-	-	-	(325,363)
For consulting fees							
December 2004 @ $0.025 per share	2,000,000	50,000	-	-	-	-	50,000
December 2004 @ $0.033 per share	1,150,000	38,000	-	-	-	-	38,000
January 2005 @ $0.06 per share	420,000	25,200	-	-	-	-	25,200
January 2005 @ $0.07 per share	160,000	11,200	-	-	-	-	11,200
January 2005 @ $0.09 per share	160,000	14,400	-	-	-	-	14,400
February 2005 @ $0.05 per share	1,450,000	72,500	-	-	-	-	72,500
February 2005 @ $0.08 per share	895,000	71,600	-	-	-	-	71,600
May 2005 @ $0.04 per share	50,000	2,000	-	-	-	-	2,000
Subscriptions received	-	-	54,500	-	-	-	54,500
Stock-based compensation							

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

SILVERADO GOLD MINES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

for the years from December 1, 2001 to November 30, 2007

(Stated in United States Dollars)

	Number of Common Shares	Common Shares - Amount	Common Stock to be Issued	Additional Paid in Capital	Deferred Compensation	Accumulated Deficit during Exploration Stage	Total
December 2004 @ $0.07 per share	600,001	42,000	-	-	-	-	42,000
December 2004 @ $0.06 per share	3,500,000	210,003	-	-	-	-	210,003
Net loss for the year	-	-	-	-	-	(3,394,107)	(3,394,107)
Balance, November 30, 2005	355,054,275	71,526,738	54,500	466,314	-	(72,620,494)	(572,942)
Shares issued:							
For private placements							
December 2005 @ $0.028 per share	4,285,715	120,000	-	-	-	-	120,000
December 200 @ $0.035 per share	428,573	15,000	(15,000)	-	-	-	-
January 2006 @ $0.025 per share	85,806,201	2,145,145	-	-	-	-	2,145,145
January 2006 @ $0.03 per share	14,020,000	420,600	(8,000)	-	-	-	412,600
January 2006 @ $0.0325 per share	4,776,924	155,250	-	-	-	-	155,250
January 2006 @ $0.038 per share	1,914,475	72,750	-	-	-	-	72,750
February 2006 @ $0.114 per share	788,782	90,000	-	-	-	-	90,000
April 2006 @ $0.06 per share	71,626,667	4,297,600	-	-	-	-	4,297,600
April 2006 @ $0.07 per share	9,900,001	693,000	-	-	-	-	693,000
May 2006 @ $0.08 per share	5,650,000	452,000	-	-	-	-	452,000
May 2006 @ $0.10 per share	4,000,000	400,000	-	-	-	-	400,000
October 2006 @ $0.0285 per share	35,087,719	1,000,000	-	-	-	-	1,000,000
Commissions paid	-	(1,170,791)	-	-	-	-	(1,170,791)
For warrants exercised							
December 2005 @ $0.0225 per share	1,400,000	31,500	(31,500)	-	-	-	-
July 2006 @ $0.04 per share	18,888,888	755,556	-	-	-	-	755,556
July 2006 @ $0.069 per share	11,081,832	767,000	-	-	-	-	767,000
For consulting fees							
March 2006 to November 2006 @ $0.13 per share	6,075,000	767,250	-	-	-	-	767,250
Subscriptions received	-	-	273,600	-	-	-	273,600
Net loss for the year	-	-	-	-	-	(7,683,002)	(7,683,002)
Balance, November 30, 2006	630,785,052	82,538,598	273,600	466,314	-	(80,303,496)	(2,975,016)
Shares issued							
For private placements							
September 2007 @ $0.0321 per share	59,166,669	1,900,000					1,900,000
November 2007 @ $0.035 per share	4,700,000	164,500					164,500
Commissions Paid		(408,458)					(408,458)
For warrants exercised							
January 2007 @ $0.06 per share	2,500,000	150,000					150,000
February 2007 @ $0.03 per share	11,500,000	345,000					345,000
March 2007 @ $0.07 per share	17,343,359	1,214,035					1,214,035
May 2007 @ $0.05 per share	34,411,028	1,720,551					1,720,551
For Options exercised							
December 2006 @ $0.05 per share	500,000	25,000					25,000
March 2007 @ $0.05 per share	1,300,000	65,000					65,000
April 2007 @ $0.0505 per share	8,500,000	429,000					429,000
May 2007 @ $0.05 per share	1,280,000	64,000					64,000
September 2007 @ $0.058 per share	500,000	29,000					29,000
October 2007 @ $0.05 per share	600,000	30,000					30,000
For Consulting fees							
December 2006 @ $0.13 per share	200,000	26,000					26,000
January 2007 @ $0.0814 per share	4,375,000	356,250	(273,600)				82,650
February 2007 @ $0.13 per share	200,000	26,000					26,000
March 2007 @ $0.0959 per share	1,370,067	131,401					131,401
April 2007 @ $0.1435 per share	575,000	82,500					82,500
May 2007 @ $0.1009 per share	834,251	84,154					84,154
June 2007 @ $0.1 per share	200,000	20,000					20,000
July 2007 @ $0.09 per share	975,000	87,750					87,750
August 2007 @ $0.09 per share	600,000	54,000					54,000
September 2007 @ $0.07 per share	1,492,291	104,460					104,460
November 2007 @ $0.0799 per share	1,700,000	135,900					135,900
Amortization of stock-based compensation				734,094			734,093
Subscriptions received			275,136				275,136
Net Loss for the year						(7,157,847)	(7,157,847)
Balance, November 30, 2007	785,607,717	$ 89,374,641	$ 275,136	$ 1,200,408	$ -	$ (87,461,343)	$ 3,388,842

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

SILVERADO GOLD MINES LTD.
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended November 30, 2007 and 2006
(Stated in United States Dollars)

	Years Ended November 30 2007	Years Ended November 30 2006	Period Since Recommencement Of Exploration Stage December 1, 2001 to November 30, 2007
Cash Flows used in Operating Activities			
Net loss for the period	$ (7,157,847)	$ (7,683,002)	$ (38,612,651)
Adjustments to reconcile loss to net cash used in operating activities:			
Cumulative effect of accounting change		-	153,226
Depreciation, accretion and impairment	255,264	226,587	2,225,511
Stock based compensation	734,094	219,100	3,375,644
Stock issued for debentures	-	-	217,687
Non-cash consulting and legal expense	1,108,416	767,250	2,737,706
Non-cash financing expense	-	-	252,003
Interest accrued	-	-	486,370
Write-off of mineral claim expenditures	-	-	1,159,529
Write-down of property, plant and equipment	-	-	285,875
Changes in non-cash operating working capital:			
Other receivables	(284,533)	(3,378)	(291,630)
Gold inventory	(1,836,317)	(483,713)	(2,336,806)
Prepaid expense	-	-	
Accounts payable and accrued liabilities	(113,572)	(79,222)	(396,129)
Share subscriptions received	1,536	-	1,536
Increase in mineral claims royalty payable	(20,000)	(20,000)	43,500
Net cash used in Operating Activities	(7,312,959)	(7,056,378)	(30,698,629)
Cash Flows (used in) provided by Investing Activities			
Purchase of property, plant and equipment	(1,360,110)	(49,604)	(2,744,419)
Disposal of property, plant and equipment	-	55,037	207,289
Net cash (used in) provided by Investing Activities	(1,360,110)	5,433	(2,537,130)
Cash Flows from Financing Activities			
Common stock issued for cash (net of share issue costs)	5,727,627	10,244,610	34,580,040
Repayment of convertible debentures	-	(36,652)	(74,999)
Repayment of loans payable	-	-	(35,729)
Repayment of capital lease obligations	(345,402)	(345,734)	(1,100,594)
Advanced from related party	854,883	289,550	923,405
Net cash provided by Financing Activities	6,237,108	10,151,774	34,292,123
Net change in cash and cash equivalents	(2,435,961)	3,100,829	1,056,364
Cash and cash equivalents, beginning of period	3,509,418	408,589	17,093
Cash and cash equivalents, end of the period	$ 1,073,457	$ 3,509,418	$ 1,073,457
Supplemental information:			
Interest paid during the year	$ 27,718	$ 54,387	$ 1,103,101

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

Note 1 Nature and Continuance of Operations

Silverado Gold Mines Ltd, "the Company", is an exploration stage company in the process of exploring its resource properties and has not yet determined whether these properties contain reserves that are economically recoverable. The company is also engaged in the research and development of low-rank coal-water fuel as a replacement fuel for oil fired boilers and utility generators.

As reflected in the accompanying financial statements, the Company has incurred net losses of $87,461,343 during the exploration stage and has used cash from operations of $30,698,629 since recommencement of exploration stage on December 1, 2001. This raises substantial doubt about its ability to continue as a going concern. The ability of the Company to continue as a going concern is dependant upon the Company's ability to raise additional capital and implement its business plan. The financial statements do not include any adjustments that may be necessary if the company were unable to continue as a going concern.

The Company's operations have been funded primarily from sales of its stock and the sale of gold extracted during exploration activities. Management anticipates that the cash generated from operating activities, together with additional funding commitments will be sufficient to finance the Company's operations over the next twelve months.

Note 2 Summary of Significant Accounting Policies

These consolidated financial statements are prepared in conformity with United States of America generally accepted accounting principles. The application of Canadian generally accepted accounting principles to these financial statements would not result in material measurement or disclosure differences.

The financial statements have, in management's opinion, been properly prepared within the framework of the significant accounting policies summarized below:

a) Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Silverado Gold Mines Inc. and Silverado Green Fuel Inc. All significant inter-company transactions have been eliminated.

b) Environmental Costs

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company's commitment to a plan of action based on the then known facts.

c) Basic and Diluted Loss Per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effects of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

d) Financial Instruments

The carrying value of cash and cash equivalents, accounts payable and accrued liabilities and loans payable approximate fair value because of the short-term maturity of these instruments. The carrying amounts reported in the balance sheet for convertible debentures approximate their fair values as they bear interest at rates which approximate market rates. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

e) Income Taxes

The Company uses the assets and liability method of accounting for income taxes pursuant to Statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes". Under the assets and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

f) Exploration Stage Company

The Securities and Exchange Commission's Exchange Act Guide 7, "Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations" requires that mining companies in the exploration stage should not refer to themselves as development stage companies in the financial statements, even though such companies should comply with Financial Accounting Standard Board Statement No. 7, if applicable. Accordingly, the Company has not been referred to as being a development stage company. Accumulated results of operations are presented from December 1, 2001, the date the Company re-entered the exploration stage.

g) Gold Inventory

The Company values its inventory using the spot gold price at the end of the reporting period. On average, the Company's test production in past years has yielded gold dust and gold nuggets. Gold dust has brought a sales price equivalent to the spot gold price. Gold nuggets, however, are considered to be gem or jewelry items, which in the industry sell at a higher value than the spot price. They are valued according to weight, purity, character, and relative flatness (wearing quality). Historically, the Company's gold nuggets have sold above the spot gold price.

h) Mineral Claim Payments and Exploration Costs

The Company expenses all costs related to the acquisition, maintenance and exploration of mineral claims in which it has secured exploration rights prior to establishment of proven and probable reserves. To date, the Company has not established the commercial feasibility of its exploration prospects; therefore, all costs are being expensed.

i) Asset Retirement Obligation

Effective December 1, 2002, the Company adopted SFAS No. 143, "Accounting for Asset Retirement Obligations", which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and normal use of the asset.

SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement.

j) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

k) Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is provided on a straight line basis as follows:

Mining equipment	10 years
Auto and trucks	5 years
Computer equipment	3 years
Computer software	1 year
Leasehold improvements	5 – 7 years
Furniture and fittings	10 years

l) Cash and Cash Equivalents

The Company considers all liquid investments, with an original maturity of three months or less when purchased, to be cash equivalents.

m) Concentration of Credit Risk

Financial Instruments which potentially subject the Company to concentrations of credit risk consist principally of cash in banks. At times during the year, the Company maintained deposits in excess of insured limits provided by FDIC and CDIC. The Company places its cash and cash equivalents with high credit quality financial institutions which the Company believes limits these risks.

n) Foreign Currency Translation

The Company considers its functional currency to be the U.S. dollar for its U.S. and Canadian operations. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the rates of exchange in effect at the year-end. Non-monetary assets and revenue and expense transactions are translated at the rate in effect at the time at which the transactions took place. Foreign exchange gains and losses are included in the determination of results from operations for the year as other comprehensive loss.

(Stated in United States Dollars)

o) Revenue Recognition

Proceeds on gold recoveries from test mining are recorded as a reduction of exploration costs during the period the Company is in the exploration stage.

p) Research Expenditures

Research expenditures are expensed in the year incurred.

q) Accounting for Stock-based Compensation

Effective December 1, 2006, the Company adopted the provisions of SFAS 123(R) (Share-based Compensation) requiring equity awards granted under its stock option plan to be accounted for under the fair value method. Accordingly, share-based compensation is measured at grant date, based on the fair value of the award. Prior to December 1, 2006, the Company accounted for awards granted under its stock option plans utilizing the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and related interpretations, and provided the required pro forma disclosures prescribed by SFAS 123, "Accounting for Stock-Based Compensation" (SFAS 123), as amended. Under the existing stock option plans, all options vest entirely on the grant date. Therefore, there were no partially vested options outstanding as of the SFAS 123(R) adoption date..

r) Reclassifications

Certain prior periods' comparative figures have been reclassified to conform to the financial statement presentation adopted for this period

s) Recent Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159, "Establishing the Fair Value Option for Financial Assets and Liabilities ("SFAS No. 159"). SFAS No. 159 was to permit all entities to choose to elect, at specified election dates, to measure eligible financial instruments at fair value. An entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date, and recognize upfront costs and fees related to those items in earnings as incurred and not deferred. SFAS No. 159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an equity that has also elected to apply the provisions of SFAS No. 157, "Fair Value Measurements". An entity is prohibited from retrospectively applying SFAS No. 159, unless it chooses early adoption. SFAS No. 159 also applies to eligible items existing at November 15, 2007 (or early adoption date). The Company is evaluating the potential impact of the adoption of SFAS No. 159 on the Company's consolidated financial statements

In December 2006, the Financial Accounting Standards Board (FASB) issued Staff Position (FSP) EITF 00-19-2, "Accounting for Registration Payment Arrangements". This FSP specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with FASB Statement No. 5, "Accounting for Contingencies". The guidance is effective for fiscal years beginning December 15, 2006. The Company is evaluating the potential impact of the adoption of SFAS No. 159 on the Company's consolidated financial statements.

(Stated in United States Dollars)

In September 2006 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" (SFAS 157), which provides expanded guidance for using fair value to measure assets and liabilities. SFAS 157 establishes a hierarchy for data used to value assets and liabilities, and requires additional disclosures about the extent to which a company measures assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. Implementation of SFAS 157 is required on December 1, 2007. The Company is evaluating the potential impact of the adoption of SFAS No. 157 on the Company's consolidated financial statements

In July 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes--an Interpretation of FASB Statement 109" (FIN 48), which clarifies the accounting for uncertainty in tax positions taken or expected to be taken in a tax return, including issues relating to financial statement recognition and measurement. FIN 48 provides that the tax effects from an uncertain tax position can be recognized in the financial statements only if the position is "more-likely-than-not" of being sustained if the position were to be challenged by a taxing authority. The assessment of the tax position is based solely on the technical merits of the position, without regard to the likelihood that the tax position may be challenged. If an uncertain tax position meets the "more-likely-than-not" threshold, the largest amount of tax benefit that is greater than 50 percent likely of being recognized upon ultimate settlement with the taxing authority, is recorded. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings.

Note 3 Gold Inventory

Gold Inventory consists of the following at November 30, 2007 and 2006:

	Troy Ounces	Spot Price	Balance
Balance, November 30, 2006, at spot rate	791	$ 646.70	$ 511,629
Gold extracted	3,778		
Gold sold	(1,573)		
Balance, November 30, 2007, at spot rate	2,996	$ 783.50	$ 2,347,946

The Company sold 1573 troy ounces of gold (2006: 204 troy ounces) at an average of $743 (2006: $428) per troy ounce for proceeds of $1,169,509 (2006: $87,357). Proceeds from sales of gold extracted during exploration and test mining are recorded as a reduction of exploration costs during the period the Company is in the exploration stage. In addition, the net change in the value of inventory at November 30, 2007 of $1,836,317 (2006: Nil) has been directly applied as a reduction of exploration costs.

(Stated in United States Dollars)

Note 4 Property, Plant and Equipment

Property, plant and equipment primarily include capital expenditure associated with the Company's Vancouver office, and mining equipment and camp facilities at the Nolan Gold Project in Alaska.

	2007		
	Cost	Accumulated Depreciation and Amortization	Net Book Value
Offices			
Office leasehold improvements	$ 612,117	$ 21,861	$ 590,256
Computer Equipment and software	105,797	73,022	32,775
Furniture and Fittings	394,358	389,006	5,352
Mining Project			
Nolan Gold Project buildings	63,000	63,000	-
Leasehold improvements	48,123	2,406	45,717
Nolan mining equipment	1,489,962	632,029	857,934
Nolan mining equipment under capital lease	819,842	216,923	602,919
Other equipment	27,200	3,773	23,427
	$ 3,560,399	$ 1,402,020	$ 2,158,379

	2006		
	Cost	Accumulated Depreciation and Amortization	Net Book Value
Mining Project			
Nolan Gold Project buildings	$ 63,000	$ 63,000	$ -
Nolan mining equipment	869,630	431,754	437,876
Nolan mining equipment under capital lease	819,842	216,923	602,919
Other equipment	447,047	434,309	12,738
	$ 2,199,519	$ 1,145,986	$ 1,053,533

Note 5 Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of:

	2007	2006
Accounts payable	$ 100,777	$ 233,802
Accrued interest	109,627	98,427
	$ 210,404	$ 332,229

(Stated in United States Dollars)

Note 6 Asset Retirement Obligations

The Company adopted SFAS No. 143 on December 1, 2002. Upon adoption the Company increased its reclamation liability by $270,000, increased the carrying value of assets by $116,774 and recorded a cumulative effect adjustment of $153,226.

Asset retirement obligations relate to the closure and reclamation of the Grant Mine Tailing Pond, and to the reclamation work associated with the Nolan Gold Project consisting of dismantling and removal of site structures and equipment, and reshaping and revegetating the disturbed areas. The Grant Mine assets were written off as impaired effective December 1, 2001 and an amount of $47,378 was also charged to operations in the year ended November 30, 2003 for the increase in the asset retirement obligations related to those Grant Mine assets. The Company has no assets legally restricted for purposes of settling asset retirement obligations.

Reconciliation of asset retirement obligation for the year ended November 30, 2007:

		Grant Mine		Nolan Project		Total
Balance, December 1, 2006	$	347,287	$	173,771	$	521,058
Accretion expense				26,053		26,053
Liabilities settled		-		(17,801)		(17,801)
Balance, November 30, 2007	$	347,287	$	182,023	$	529,310

Note 7 Convertible Debentures

Convertible debentures outstanding at November 30, 2007 and 2006 consisted of the following:

		2007		2006
Issued in 1994	$	140,000	$	140,000
Less: current portion		(140,000)		(140,000)
	$	-	$	-

a) On March 1, 2001, the Company completed negotiations to restructure its $1,860,000 convertible debentures. The replacement debentures aggregated $2,384,892 and consisted of the original $1,860,000 principal amount plus all accrued interest to March 1, 2001. The debentures bear interest of 8.0% per annum. Interest is due and payable on a quarterly basis on February 28, May 31, August 31 and November 30. If the Company fails to make any payment of principal or interest, the Company must issue shares equivalent in value to the unpaid amounts of 20% below the average market price.

Remaining debentures of $140,000 plus accrued interest of $109,627 are in default; however it is unclear whether they will be exchanged for replacement debentures as the bond holders could not be identified or did not respond to the Company's restructuring proposal.

(Stated in United States Dollars)

Note 8 Capital Lease Obligations

a) On October 11, 2002, the Company entered into a lease purchase agreement whereby the Company would purchase mining equipment valued at a total of $1,496,150. The agreement required payment upon signing of $550,000 (paid), $100,000 (paid) on or before December 1, 2004 and 24 equal payments thereafter for the balance of the purchase price plus interest at a rate of 12% per annum.

b) On February 14, 2003, the Company entered into a three-year lease agreement whereby the company would purchase mining equipment valued at a total of $250,170. The agreement required payment upon signing of $105,000 (paid), $25,000 on or before December 4, 2004 and 24 equal payments for the balance of the purchase price plus interest at a rate of 12% per annum.

During the year ended November 30, 2004, the Company entered into an agreement to combine the two lease agreements. The new agreement required payment upon signing of $50,000 (paid), monthly payments of $25,000 until July 2007 for the balance of principal plus interest at a rate of 7.5% per annum.

The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. The assets are amortized over their estimated productive lives which are estimated to be 10 years. Amortization of assets under capital leases charged to expense in 2007 was $0 (2006: $70,112).

The last payments to the above capital lease of $31,013 will be made in fiscal 2008

Note 9 Related Party Transactions

The Company has had related party transactions with Tri-Con Mining Ltd., Tri-Con Mining Inc. and Tri- Con Mining Alaska Inc. (collectively the "Tri-Con Group"), all of which are controlled by an officer and director of the Company.

The Tri-Con Group are operations, exploration and development contractors and have been employed by the Company under contract since 1972 to carry out all the Company's fieldwork and to provide field administrative and management services. Under the current contract dated January, 1997, work is charged at cost plus 25% for exploration and cost plus 15% for development and mining. Cost includes out-of- pocket or actual cost plus 15% charge for office overhead including stand-by and contingencies. There is no mark-up on capital purchases. The Tri-Con Group does not charge the Company for the services of its directors who are also directors of the Company. For the year ended November 30, 2007, the Tri-Con Group's services focused mainly on corporate planning, mining, engineering and preparation for year round production on the Company's Nolan property; mining administration services at both the field and corporate offices, and administration services connected with the Low-Rank Coal-Water fuel project.

The aggregate amounts paid to the Tri-Con Group for disbursements and for services rendered by the Tri- Con Group personnel and interest charged on outstanding balances at the Tri-Con Group's borrowing rate are shown below:

(Stated in United States Dollars)

	2007	2006
Exploration, development and field services	$ 5,557,108	$ 3,687,946
Office, Administrative and Management services	1,355,619	1,093,858
Research	-	129,698
	$ 6,912,727	$ 4,911,502
Amount of total charges in excess of Tri-Con costs incurred	$ 1,243,430	$ 760,324
Excess amount charged as a percentage of actual costs incurred	21.93%	18.32%

The amounts charged for services by the Tri-Con Group approximate the fair value of these costs had they been performed by arm's length parties and are included in various captions of the Statements of Operations. At November 30, 2007 the Company owed the Tri-Con Group $1,214,717 (2006: $359,834) for services provided. The amounts are non-interest bearing and due on demand.

Note 10 Common Stock

a) Stock Options:

A summary of the change in stock options for the years ended November 30, 2007 and 2006 is presented below:

	Number of Options	Weighted Average Exercise Price
2007:		
Outstanding and exercisable at November 30, 2006	63,180,000	$0.07
Granted	21,500,000	$0.07
Exercised	12,180,000	$0.05
Expired	-	
Outstanding and exercisable at November 30, 2007	72,500,000	$0.06

(Stated in United States Dollars)

	Number of Options	Weighted Average Exercise Price
2006:		
Outstanding and exercisable at November 30, 2005	32,630,000	$0.07
Granted	31,100,000	$0.05
Exercised	-	
Expired	(550,000)	$0.07
Outstanding and exercisable at November 30, 2006	63,180,000	$0.07

As of November 30, 2007 the following stock options were outstanding:

Number of Options	Exercise Price	Expiration Date
600,000	$0.15	February 1, 2008
4,500,000	$0.05	December 4, 2008
4,200,000	$0.05	January 8, 2011
12,500,000	$0.05	June 30, 2011
29,800,000	$0.05	January 4, 2013
20,900,000	$0.07	January 11, 2013
72,500,000		

In January 2007, 21,500,000 stock options were granted to directors as well as to employees of the Tri-Con Group at an exercise price of $0.07 with a six year term expiring January 11, 2013. The prevailing market price of the Company's shares on the date of grant was $0.067. The Company recognized stock compensation expense of $734,094 based on the Black-Scholes option pricing model.

The Black-Scholes option pricing model input variables used are as follows:

Risk free interest rate	5.10%
Dividend free yield	0%
Expected volatility	74.5%
Expected term of stock option	3 years

The exercise price of all options issued under our 2007 Stock Option Plan was $0.07 per share. The expected term was calculated using the simplified approach as outlined in SAB 107.

Expected volatility is based on historical volatility. Because trading tends to be thin, in relation to the total shares outstanding, average weekly stock prices were used to calculate volatility. Management believes that the annualized weekly average of volatility is the best measure of expected volatility.

U.S. Treasury constant maturity rates were utilized with maturities most closely approximating the expected term of the option.

(Stated in United States Dollars)

The expected term of the options was calculated using the alternative simplified method permitted by SAB 107, which defines the expected life as the average of the contractual term of the options and the weighted average vesting period for all option tranches.

In 2006 the Company granted 49,400,000 stock options to directors of the Company and 7,100,000 stock options to certain employees of the Tri-Con Group. The Company did not record a compensation expense on the granting of stock options to employees and directors, but provided disclosure of the pro forma loss per share information had the Company elected to follow the fair value method. Using the Black-Scholes option pricing model the pro forma information was as follows:

		2006
Net loss for the year as reported	$	(7,683,002)
Stock-based compensation		(1,637,692)
Pro forma net loss for the year	$	(9,320,694)
Pro forma basic and diluted loss per share	$	(0.02)

The following assumptions were used in the Black-Scholes model to calculate the 2006 charge:

Risk free interest rate	4.31%
Dividend free yield	0%
Expected volatility	107%
Weighted average expected stock option life	2.6 years

The weighted average fair value of the stock options granted to directors of the Company and certain employees of the Tri-Con Group was $0.08 per share.

Expected volatility is based on historical volatility. Because trading tends to be thin, in relation to the total shares outstanding, average weekly stock prices were used to calculate volatility.

U.S. Treasury constant maturity rates were utilized with maturities most closely approximating the expected term of the option.

The expected term of the options was calculated using the alternative simplified method permitted by SAB 107, which defines the expected life as the average of the contractual term of the options and the weighted average vesting period for all option tranches.

(Stated in United States Dollars)

b) Warrants:

Warrants outstanding as at November 30, 2007 are exercisable into one common share for each warrant held and are summarized as follows:

Number of Warrants	Exercise Price per Warrant $	Expiration Date
13,833,333	0.1200	March 31, 2008
8,458,000	0.1200	April 4, 2008
5,188,334	0.1200	April 7, 2008
4,950,001	0.1200	April 25, 2008
12,500,001	0.1000	September 4, 2008
10,833,334	0.1000	September 17, 2008
6,250,000	0.1000	September 24, 2008
62,013,003		

c) Convertible Debentures – Note 7

Note 11 Equity Compensation Plan

In 2007 the Company established an Equity Compensation Plan ("the Plan") to encourage certain directors, officers, employees, employees of affiliated companies and consultants to acquire and hold stock in the Company as an added incentive to remain with the Company, and to enable the Company to attract and retain capable individuals. The number of shares issued under the Plan may not exceed 25,000,000 in aggregate. Options granted under the Plan may include non-qualified stock options as well as incentive stock options intended to qualify under Section 422 of the Internal Revenue Code. Each stock option plan agreement specifies when all or any installment of the option becomes exercisable.

In January 2007, 21,500,000 stock options were granted to directors and certain employees of the Tri- Con Group.

Note 12 Income Taxes

Tax effects of temporary differences that give rise to deferred tax assets at November 30, 2007 and 2006 are as follows:

	2007	2006
Net operating loss carry forwards	$ 18,253,000	$ 14,507,000
Temporary differences arising from mineral properties and building, plant and equipment	2,115,933	271,000
Valuation allowance	(20,368,933)	(14,778,000)
Net future tax asset	$ -	$ -

(Stated in United States Dollars)

At November 30, 2007, the Company had losses carried forward totaling $28,025,000 available to reduce future years' income for U.S. income tax purposes which expire in various years to 2027. In addition, we had losses carried forward in Canada totaling CDN$20,490,000 which expire in various years to 2027.

The provision for income taxes differs from the amount computed by applying the Canadian statutory federal income tax rate of 34.12% (2006: 38%) to net loss before provision for income taxes. The sources and tax effects of the differences are as follows:

	2007	2006
Computed "expected" tax benefit	$ (2,603,000)	$ (2,883,000)
Tax loss expired during the year	550,000	449,000
Temporary differences and other	5,000	811,000
Change in valuation allowance and other	2,048,000	1,623,000
Income tax provision	$ -	$ -

Note 13 Commitments and Contingencies

a) Contingent payments on Mineral Claims Properties

1) Ester Dome Gold Project, Fairbanks Mining District, Alaska

The Ester Dome Gold Project encompasses all of the Company's properties on Ester Dome, which is accessible by road 10 miles northwest of Fairbanks, Alaska. The specific properties at this site are as follows:

i) Grant Mine

This property consists of 26 state mineral claims subject to payments of 15% of net profits until $2,000,000 has been paid and 3% of net profits thereafter.

ii) May (St. Paul)/Barelka:

This gold property consists of 22 state mineral claims subject to payments of 15% of net profits until $2,000,000 (inflation indexed from 1979) has been paid and 3% of net profits thereafter.

iii) Dobb's:

This property consists of 1 unpatented Federal mineral claim and 4 State mineral claims subject to payments of 15% of net profits until $1,500,000 has been paid and 3% of net profits thereafter.

2) Nolan Gold Project, Wiseman Mining District, Alaska

The Nolan Gold Project consists of 4 contiguous properties covering approximately 6 square miles, 8 miles west of Wiseman and 175 miles north of Fairbanks, Alaska. The specific properties at this site are as follows:

i) Nolan Placer:

This property consists of 158 unpatented Federal placer claims.

ii) Thompson's Pup:

This property consists of 6 unpatented Federal placer claims and is subject to a royalty of 3% of net profits on 80% of production.

(Stated in United States Dollars)

iii) Dionne (Mary's Bench):

This property consists of 15 unpatented Federal placer claims.

iv) Smith Creek:

This property consists of 35 unpatented Federal placer claims.

v) Nolan Lode:

This property consists of 67 unpatented Federal lode claims. The lode claims overlie much of the placer properties and extend beyond them.

During the year ended November 30, 2003, the Company staked 36 unpatented Federal lode claims.

3) Hammond Property, Wiseman Mining District, Alaska

This property consists of 24 Federal placer claims and 36 Federal lode claims covering one and one- half square miles and adjoining the Nolan Gold Properties. The Company is obligated to pay a royalty equal to 10% of gross production and is subject to a minimum royalty of $80,000 per year. As at November 30, 2007, royalty payments totaling $360,000 (2006: $380,000) are unpaid, in arrears, and included in mineral claims payable.

4) Eagle Creek Property, Fairbanks Mining District, Alaska

This property consists of 77 state mineral claims. The Company has an option agreement to purchase a 100% interest in the property for $400,000 of which $68,000 remains to be paid. The amount of $5,000 per year is required to be paid to keep the agreement in good standing.

b) Severance Agreements with Directors

The Company has entered into compensation agreements with two officers and directors of the Company. The agreements provide for severance arrangements where a change of control of the Company occurs, as defined, and the directors are terminated. The compensation payable to the two directors aggregates $4,100,000 (2006: $4,100,000) plus the amount of annual bonuses and other benefits that they would have received in the eighteen months following termination.

c) Consulting Agreements

The Company has entered into consulting agreements with two individuals for various corporate planning and business development services to the Company. Under the terms of the agreements, the Company will issue 10,600,000 shares in aggregate over the length of the contracts which range in length from six months to two years, concluding in January 2008.

The value of consulting fees paid in shares is calculated by multiplying the number of shares issued by the closing price on the day the shares were issued.

d) Office Lease

The Company entered into a seven year office lease agreement expiring in July 2014 for its Vancouver office when obliged to vacate its previous lease location at the expiry of the lease. The Company's future minimum lease payments under this lease are as follows:

Years ending November 30, 2008 - 2011	$	494,728
Year ending November 30, 2012		125,664
Year ending November 30, 2013		128,439

(Stated in United States Dollars)

Year ending November 30, 2014	74,923
	$ 823,754

The Company entered into a five year office lease agreement expiring in February 2012 for its Fairbanks, Alaska office at an annual lease cost of $18,000 subject to a 4% increase per annum The Company's future minimum lease payments under this lease are as follows:

Year ending November 30, 2008	$ 18,660
Year ending November 30, 2009	19,406
Year ending November 30, 2010	20,183
Year ending November 30, 2011	20,990
Year ending November 30, 2012	3,510
	$ 82,749

Annual rent payments in the current year amounted to $165,679 (2006: $143,635).

Note 14 Segment Disclosures

a) Reportable Segments

The Company operates in one reportable segment being the acquisition, exploration and development of mineral properties. The Company's development of low-rank coal-water fuel is in its initial stages and is not a reportable segment.

b) Geographical Information

The following presents financial information about geographical areas:

	2007	2006
Net loss for the year:		
Canada	$ 3,985,004	$ 2,218,513
United States	3,172,843	5,464,489
	$ 7,157,847	$ 7,683,002
Long-lived assets:		
Canada	628,383	12,738
United States	1,529,996	1,040,795
	$ 2,158,379	$ 1,053,533

(Stated in United States Dollars)

Note 15 Non-Cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flow statements. The following transactions were excluded from the statements of cash flows: During the year ended November 30, 2007 the Company:

a) Issued 9,285,000 shares at various prices for total proceeds of $872,400 pursuant to payment of consulting fees;

b) Issued 2,696,609 shares at various prices for total proceeds of $236,016 in settlement of accounts payable for legal fees;

c) Utilized prior year's share subscriptions of $237,600 for the issuance of common shares.

During the year ended November 30, 2006 the Company:

a) Issued 6,075,000 common shares at various prices for total proceeds of $767,250 pursuant to payment of consulting fees;

b) Utilized prior year's share subscriptions of $54,500 for the issuance of common shares.

Note 16 Subsequent Events

Subsequent to November 30, 2007, the Company:

a) Issued 59,198,460 units at an average price of $0.0336 for the aggregate purchase price of $1,991,546 in February 2008. Each unit consists of one share of restricted common stock and one half-warrant, with a full warrant (consisting of two half-warrants) being exercisable for a period of one year for the purchase of one share of restricted common stock at a per share exercise price of $0.07.

b) Issued 4,166,667 shares at $0.035 totaling $145,833 in February 2008 pursuant to the exercise of common stock purchase warrants.

c) Issued 500,000 shares at an average of $0.06 totaling $30,000 pursuant to consulting agreements in February 2008.

d) Issued 44,000,000 units at $0.0312 for the aggregate purchase price of $1,375,000 in January 2008. Each unit consists of one share of restricted common stock and one half-warrant, with a full warrant (consisting of two half-warrants) being exercisable for a period of one year for the purchase of one share of restricted common stock at a per share exercise price of $0.07.

e) Issued 1,484,563 shares at $0.035 totaling $51,960 in January 2008 pursuant to the exercise of common stock purchase warrants.

f) Issued 2,300,000 shares at an average of $0.068 totaling $156,000 pursuant to consulting agreements in January 2008.

g) Issued 8,458,023 units at $0.035 per unit totaling $296,031 in December 2007 pursuant to the exercise of common stock purchase warrants.

h) Issued 13,000,000 units at $0.03 per unit for the aggregate purchase price of $390,000 in December 2007. Each such unit consists of one share of restricted common stock and one half-warrant, with a full warrant (consisting of two half-warrants) being exercisable for a period of one year for the purchase of one share of restricted common stock at a per share exercise price of $0.07.

i) Issued 8,055,000 shares at $0.0342 totaling $275,136 in December 2007 pursuant to the exercise in November 2007 of common stock purchase warrants.

j) Entered into a lease purchase agreement in December 2007 to purchase mining equipment valued at $555,385. The agreement requires payment upon signature of $55,538 (paid), and 36 equal payments commencing upon delivery. The annual percentage rate implicit in the lease will be the rate prevailing at the time of delivery.

k) Sold 465.89 troy ounces of gold for proceeds of $372,593 in December 2007.

MANAGEMENT

Garry L. Anselmo
Chairman of the Board of Directors, and President, Chief Executive Officer and Chief Financial Officer

Dr. Warrack G. Willson
Vice-President of Fuel Technology

James F. Dixon *
Director

Stuart C. McCulloch *
Director

John MacKay
Secretary

* Member of the Audit Committee and Compensation Committee

CORPORATE DATA

HEAD OFFICE

SILVERADO GOLD MINES LTD
Suite 1820 - 1111 West Georgia St
Vancouver, British Columbia, Canada V6E 4M3
www.silverado.com
TELEPHONE: (604) 689-1535
FACSIMILE: (604) 682-3519
TOLL FREE: 1-800-665-4646 (Canada and USA only)
INVESTOR RELATIONS E-MAIL: ir@silverado.com
PUBLIC RELATIONS E-MAIL: pr@silverado.com
MEDIA RELATIONS E-MAIL: jay@silverado.com

FIELD OFFICE / SUBSIDIARY OFFICE
Silverado Gold Mines Inc and Silverado Green Fuel Inc
3180 Peger Rd., Suite 270, Fairbanks, Alaska USA 99709

AUDITORS
Berkovits & Company, L.L.P.
8211 W. Broward Blvd. Suite 340, Ft Lauderdale, Florida 33324

REGISTRAR AND TRANSFER AGENT
Computershare Trust Company of Canada
510 Burrard Street – 3rd floor, Vancouver, BC, Canada V6C 3B9

Computershare Trust Company of Canada
151 Front Street West, Toronto, Ontario, Canada M5J 2N1

LEGAL COUNSEL CANADA
Davis & Company
2800- 666 Burrard Street, Vancouver, BC, Canada V6C 2Z7

LEGAL COUNSEL USA
Fullbright & Jaworski L.L.P.
555 South Flower Street, Forty-First Floor
Los Angeles, California USA 90071

BANKING
Royal Bank of Canada, Main Branch
2nd Floor – 1025 West Georgia Street
Vancouver, BC, Canada V6E 3N9

STOCK INFORMATION
OTC Bulletin Board
Ticker Symbol: SLGLF

REPORTS
A copy of the Company's Annual Report on Form 10-KSB for the fiscal year ended November 30, 2007, as filed with the Securities and Exchange Commission, is available free of charge upon request to the Company's corporate office.

SILVERADO GOLD MINES LTD.

Silverado is an international company focused on gold exploration, and a new environmentally friendly Fuel Technology. Silverado currently has three main projects in Alaska, located on the Nolan Creek Gold and Antimony, Ester Dome Gold and Eagle Creek Gold and Antimony properties.

www.silverado.com

Stock Information
OTC Bulletin Board
Ticker Symbol: SLGLF

